

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

September 28, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

9/30


SAMSUNG

ELECTRONICS

September 28, 2009

Response to Disclosure Inquiry

On September 28, 2009 (AM 9:20), the Korea Exchange requested a disclosure inquiry regarding rumors about a possible merger between Samsung Electronics and Samsung Digital Imaging. Samsung Electronics responsed to the disclosure inquiry as follows:

Samsung Electronics and Samsung Digital Imaging are discussing a merger and other possible ways to enhance cooperation, but no decision has been made.
Further disclosure will be made within 6 months or as soon as any decision is made on the above issue.